UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
ROSEHILL RESOURCES INC.
 (Name of Issuer)
Class A common stock, par value $0.0001 per share
 (Title of Class of Securities)
777385105
 (CUSIP Number)
December 31, 2018
 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ X ] Rule 13d-1(b)
[    ] Rule 13d-1(c)
[    ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G
CUSIP No. 777385105	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
WARBERG ASSET MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
405,310 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
405,310 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
405,310 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.89%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)  This amount includes 300,110 Shares obtainable upon exercise of warrants.

SCHEDULE 13G
CUSIP No. 777385105	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
DANIEL I. WARSH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,500 (2)

	6	SHARED VOTING POWER
405,310 (1)

	7	SOLE DISPOSITIVE POWER
7,500 (2)

	8	SHARED DISPOSITIVE POWER
405,310 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
412,810 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.94%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This amount includes 300,110 Shares obtainable upon exercise of warrants.
(2)	This amount consists entirely of Shares obtainable upon exercise of warrants.
(3)   This amount includes 307,610 Shares obtainable upon exercise of warrants.

SCHEDULE 13G
Page 4 of 9 Pages

Item 1(a).	Name of Issuer:
Rosehill Resources Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
16200 Park Row, Suite 300, Houston, TX 77084

Item 2(a).	Name of Persons Filing:
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)   Warberg Asset Management LLC (“Warberg”); and
ii)   Daniel I. Warsh (“Mr. Warsh”).

This Statement relates to Shares (as defined herein) held for the accounts of MJ Fil Investments LLC, Serenity Now LLC, Option Opportunities Corp, Warberg WF V LP, Warberg WF VI LP, and Warberg CA Fund LP (collectively, the “Warberg Funds and Accounts”) and held personally by Mr. Warsh. Warberg serves as investment manager to each of the Warberg Funds and Accounts. Mr. Warsh is a managing member and the control person of Warberg.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is 716 Oak Street, Winnetka, IL  60093.

Item 2(c).	Citizenship:
i)   Warberg is a Delaware limited liability company; and
ii)   Mr. Warsh is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities:
Class A common stock, par value $0.0001 per share (the “Shares”)
Item 2(e).	CUSIP Number:
777385105
Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(e) [X] An investment adviser in accordance with §240.13d-(b)(1)(ii)(E).
(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

SCHEDULE 13G
Page 5 of 9 Pages

Item 4. Item 4(a)	Ownership: Amount Beneficially Owned:
As of December 31, 2018, Warberg may be deemed the beneficial owner of 405,310 Shares.  This amount consists of:  (A) 5,028 Shares held for the account of MJ Fil Investments LLC; (B) 43,425 Shares obtainable upon exercise of warrants held for the account of Serenity Now LLC; (C) 19,701 Shares and 82,567 Shares obtainable upon exercise of warrants held for the account of Option Opportunities Corp; (D) 53,771 Shares and 100,000 Shares obtainable upon exercise of warrants held for the account of Warberg WF V LP; (E) 26,700 Shares and 43,708 Shares obtainable upon exercise of warrants held for the account if Warberg WF VI LP; and 30,410 Shares obtainable upon exercise of warrants held for the account of Warberg CA Fund LP.

As of December 31, 2018, Mr. Warsh may be deemed the beneficial owner of 412,810 Shares, which includes the 405,310 Shares beneficially owned by Warberg, plus an additional 7,500 Shares obtainable upon exercise of warrants held directly by Mr. Warsh.

Item 4(b)	Percent of Class:
As of December 31, 2018, Warberg may be deemed the beneficial owner of approximately 2.89% of Shares outstanding and Mr. Warsh may be deemed the beneficial owner of approximately 2.94% of Shares outstanding.  (These percentages are based on the sum of (i) 13,731,596 Shares outstanding as of November 2, 2018, according to the Issuer’s quarterly report on Form 10-Q, filed November 9, 2018, and (ii) Shares issuable to each Reporting Person upon exercise of warrants, which were added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.)

Item 4(c)	Number of Shares as to which such person has:
Warberg
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	405,310
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	405,310
Mr. Warsh
(i) Sole power to vote or direct the vote:	7,500
(ii) Shared power to vote or direct the vote:	405,310
(iii) Sole power to dispose or direct the disposition of:	7,500
(iv) Shared power to dispose or direct the disposition of:	405,310
Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
See disclosures in Items 2 and 4 herein.  Certain funds listed in Item 2(a) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
See disclosure in Item 2 hereof.
Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.
Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

Page 6 of 9 Pages

Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBERG ASSET MANAGEMENT LLC

By:	/s/ Daniel I. Warsh
Daniel I. Warsh, Managing Member

DANIEL I. WARSH
/s/ Daniel I. Warsh

February 14, 2019

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Rosehill Resources Inc. dated as of February 14, 2019 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

WARBERG ASSET MANAGEMENT LLC

By:	/s/ Daniel I. Warsh
Daniel I. Warsh, Managing Member

DANIEL I. WARSH
/s/ Daniel I. Warsh

February 14, 2019